ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

October 6, 2014

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on July 8, 2014 and September 8, 2014, relating to Post-Effective Amendment No. 116 under the Securities Act of 1933 and No. 125 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on May 23, 2014. As you know, the Post-Effective Amendment was filed to add one new series to the Registration Statement: ProShares Morningstar Alternatives Solution ETF (the “Fund”).

For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

Comments from July 8, 2014:

1.

Comment: The Staff believes that funds with the word “Alternatives” in their names must adopt a policy to invest, under normal circumstances, at least 80% of the value of their assets in “alternative asset classes.” In the Staff’s view, alternative asset classes include investments such as real estate, commodities and currencies but do not include standard equity or debt investments. Although the Fund’s investment objective indicates that the Index is “designed to provide diversified exposure to alternative asset classes,” the Staff does not agree. Please consider changing the name of the Fund or revising the

Fund’s investment policy. Alternatively, please explain how at least 80% of the value of the Fund’s assets will be invested in “alternative asset classes.”

Response: We do not believe that the name of the Fund is misleading nor do we agree with the Staff’s position that funds with the word “Alternatives” in their names must have at least 80% of the value of their assets in the alternative asset classes identified by the Staff. The Fund invests in a mix of Underlying ETFs that either: 1) invest directly in alternative asset classes; or 2) have strategies that are clearly recognized as alternative strategies. Given this mix of investments, we believe the name accurately conveys the Fund’s investment thesis, and is certainly not misleading. In particular, in using the framework outlined by the Chartered Alternative Investment Analyst Association (the “CAIA Association”), which is a prominent educational trade association that provides alternative investment certificate programs to investment professionals, each of the Underlying ETFs would be categorized as an “alternative” investment. The CAIA Association distinguishes between traditional and alternative investments by, among other things, explicitly defining certain categories of investments. Investment vehicles that invest in real assets or private equity, for example, are clearly viewed as alternative investments. Recognizing that simply describing categories does not completely address the question of what characteristics of investments cause them to be classified as alternative, the CAIA Association also identifies other commonly used methods to define alternatives. These methods include identifying a specific set of structures (or attributes) and return characteristics that distinguish alternatives from traditional investments. For example, investment vehicles that deploy a specific trading structure that cause the cash flows of the vehicle to differ from that of the underlying holdings can distinguish an alternative investment from a traditional investment. Similarly, investment opportunities with returns that are uncorrelated with or only slightly correlated with traditional investments are often viewed as alternative investments. Each of the Underlying ETFs invests in real assets (e.g., commodity futures) or employs trading strategies that are active and complex (e.g., taking long/short positions) or provide different return patterns than those simply of the underlying holdings. Given these and other characteristics, each of the Underlying ETFs would be categorized as an “alternative” investment under the CAIA framework.

Consistent with this common understanding, the Director of the Division of Investment Management, in recent speeches, has included funds with non-traditional investment strategies along with funds that hold non-traditional assets within the definition of an “alternative” fund. Specifically, Director Champ stated that, “[w]hile there is no clear definition of ‘alternative’ in the mutual fund space, an alternative mutual fund is generally understood to be a fund whose primary investment strategy falls into one or more of the three following buckets: (1) non-traditional asset classes (for example, currencies), (2) non-traditional strategies (such as long/short equity positions), and/or (3) illiquid assets (such as private debt).”1 Each of the Underlying ETFs that the Fund invests in clearly invests in either non-traditional asset classes (i.e., ProShares Managed Futures Strategy, ProShares Global Listed Private Equity, ProShares DJ Brookfield Global Infrastructure ETF) or have non-traditional strategies (i.e., the long/short positions in ProShares Hedge Replication ETF, ProShares RAFI Long/Short, ProShares Merger ETF, ProShares 30 Year TIPS/TSY Spread) that would cause the Underlying ETFs to be classified as “alternative” funds within this framework. Accordingly, by investing at least 80% of its assets in “alternative” funds, at least 80% of the value of the Fund’s assets will be invested in the types of investments suggested by its name.2

Because the term “alternatives” is commonly meant to include investments both in alternative assets as well as in investments employing alternative strategies

[1]	See Norm Champ, Director Division of Investment Management, “Remarks to the Practising Law Institute, Private Equity Forum” (New York, June 30, 2014), available at: http://www.sec.gov/News/Speech/Detail/Speech/1370542253660#_ftnref15.
[2]

In addition, the SEC Staff has on several occasions permitted funds that do not meet the SEC Staff’s position and do not invest at least 80% of the value of their assets in “alternative assets” to register their offerings under fund names that use the word “Alternatives” presumably based solely on the alternative investment strategies those fund employ. For example, as of their last certified shareholder reports, Aberdeen Diversified Alternatives Fund, Cornerstone Advisor Public Alternatives Fund, Janus Diversified Alternatives Fund and Van Eck Multi-Manager Alternatives Fund (emphasis added) each have the word “Alternatives” in their name but invest a majority of their assets in “traditional asset classes” (e.g., stocks and bonds). See, e.g., Form N-CSR on behalf of Aberdeen Funds (File No. 811-22132) filed on July 3, 2014 , available at: http://www.sec.gov/Archives/edgar/data/1413594/000119312514260026/d726098dncsrs.htm (showing Aberdeen Diversified Alternatives Fund investing more than 96% of assets in mutual funds and ETFs); Form N-CSR on behalf of The Advisors’ Inner Circle Fund (File No. 811-06400) filed on July 9, 2014, available at http://www.sec.gov/Archives/edgar/data/878719/000119312514263767/d657576dncsrs.htm (showing Cornerstone Advisors Public Alternatives Fund investing more than 94% of assets in open-end funds and common stock); Form N-CSR on behalf of Janus Investment Fund (File No. 811-1879) filed on February 28, 2014, available at http://www.sec.gov/Archives/edgar/data/277751/000095012314002901/d31138nvcsrs.htm (showing Janus Diversified Alternatives Fund investing more than 62% of assets in equity and fixed income investments); Form N-CSR on behalf of Van Eck Funds (File No. 811-04297) filed on March 7, 2014, available at: http://www.sec.gov/Archives/edgar/data/768847/000093041314001192/c76305_ncsra.htm#x1_c76305a008 (showing Van Eck Multi-Manager Alternatives Fund investing more than 57% of assets in common stocks and corporate bonds).

and because each of the Underlying ETFs invest directly in alternative assets or have alternative strategies, we do not believe that the Fund’s name is misleading and do not agree with the Staff’s position that 80% of the value of the Fund’s assets must be in alternative asset classes.

2.	Comment: The names of the Fund and Index reference Morningstar, Inc., which suggests that the Fund and Index have some degree of independence to them. The Fund and Index, however, will consist exclusively of underlying ProShares ETFs. Please explain supplementally what role ProShare Advisors had in creating the Index. If ProShare Advisors initiated the Index, please explain whether it is appropriate to include Morningstar in the Fund and Index names. Also, as a global comment, whenever Morningstar is identified, please disclose that the Index is one that consists exclusively of ProShares ETFs.

Response: We believe that the reference to Morningstar in the Index name is appropriate because Morningstar, Inc. independently created and determined the optimization/allocation process and monthly rebalance formula for the Index. Morningstar approached ProShare Advisors with an initial concept and proposed methodology of the Index. The initial concept included only ProShares ETFs within the given universe. ProShare Advisors reviewed the concept and provided input on the funds comprising the Index, but Morningstar clearly took the lead on both the Index composition and methodology. We thus believe it is entirely appropriate to retain Morningstar in the name of the Fund and the Index.

Further, other fund complexes have referenced third-party index providers in the names of their funds of affiliated funds. See, e.g., iShares Morningstar Multi-Asset Income ETF, File No. 333-92835 and 811-09729. To restrict the Fund from taking this same approach would put the Registrant at a competitive disadvantage.

Additional disclosure noting that the Index consists exclusively of ProShares ETFs has been made with the initial description of the Index and in select locations of the Prospectus to highlight this fact for investors.

3.	Comment: Please include the fee table and a legality of shares opinion (as an exhibit) with the next filing.

Response: The following fee table, along with a legality of shares opinion (filed as an exhibit), are included with this filing:

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	0.07%
Other Expenses*	0.40%
Acquired Fund Fees and Expenses**	0.78%

Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements	1.25%
Fee Waiver/Reimbursement***	-0.30%

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	0.95%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	“Acquired Fund Fees and Expenses” are not directly borne by the Fund and are not reflected in the Fund’s Financial Statements. Therefore, the amounts listed in “Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements” will differ from those presented in the Fund’s Financial Highlights. “Acquired Fund Fees and Expenses” are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies. They are not direct costs paid by Fund shareholders and are not used to calculate the Fund’s net asset value (“NAV”).
***	ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees through October 31, 2015. Prior to that date, ProShare Advisors may not terminate this arrangement without the approval of the Fund’s Board of Trustees. In addition, ProShare Advisors has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements (including Acquired Fund Fees and Expenses), as a percentage of average daily net assets, exceed 0.95% through September 30, 2016. After that date, the expense limitation may be terminated or revised by ProShare Advisors. Expense waivers/reimbursements in excess of 0.17% may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual costs may be higher or lower, based on these assumptions your approximate costs would be:

1 Year	3 Years
$97	$367

The Fund pays transaction costs associated with transacting in securities. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund’s shares. These costs are not reflected in the table or the example above.

4.	Comment: If the Registrant requests acceleration of the effective date of the Registration Statement, please revise the recoupment period for any amounts waived or reimbursed from five years to three years.

Response: The Registrant is not requesting acceleration of the effective date of the Registration Statement.

5.	Comment: In the “Principal Investment Strategies” section, please clarify that the term “alternative ETFs” includes not only ETFs that invest in alternative asset classes but those that have non-traditional strategies.

Response: The requested change has been made.

6.	Comment: In the “Principal Investment Strategies” section, please clarify that the Index is a customized index created and/or designed exclusively for ProShares that only includes ProShares ETFs with each reference to the “Morningstar” Index.

Response: We have noted that the Index is an index designed to be licensed to ProShares with the initial description of the Index. In addition, as noted in response to Comment 2, additional disclosure noting that the Index consists exclusively of ProShares ETFs has been made with the initial description of the Index and in select locations of the Prospectus.

7.	Comment: In the “Principal Investment Strategies” section, please provide a brief description of each Underlying ETF.

Response: The requested change has been made.

8.	Comment: In the “Principal Investment Strategies” section, please enhance the description of the “proprietary optimization model” and further explain the “tactical momentum signal.”

Response: The requested change has been made.

9.	Comment: In the “Principal Investment Strategies” section, please clarify that the Underlying ETFs include ETFs that are registered as investment companies along with ETFs that are not registered.

Response: The requested change has been made.

10.	Comment: If the Fund intends to concentrate in any sector, please describe the principal risks associated with that sector.

Response: All principal risks associated with any sector that the Fund concentrates in will be disclosed in the “Principal Risks” section.

11.	Comment: Please confirm that, consistent with the Staff’s position, the Fund will look through the affiliated Underlying ETFs to the holdings of the affiliated Underlying ETFs when determining sector concentrations.

Response: The Registrant confirms that, for purposes of concentration, the Fund will look through the affiliated Underlying ETFs to the holdings of those affiliated Underlying ETFs to determine sector concentrations.

12.	Comment: In the “Principal Risks” section of the Full Prospectus, please review the placement/description associated with “Benchmark Performance Risk” and confirm whether the disclosure is appropriately placed and described. Specifically, if the disclosure is correctly placed, please explain the “Merrill Lynch Factor Model – Exchange Series.”

Response: Benchmark Performance Risk has been incorporated into Index Performance Risk in the Full Prospectus and a description of the Merrill Lynch Factor Model – Exchange Series has been included in that risk factor.

13.	Comment: In the “Description of the Index” section of the Full Prospectus, please clarify that the Index is a customized index created and/or designed exclusively for ProShares that only includes ProShares ETFs with each reference to the “Morningstar” Index.

Response: We have noted that the Index was designed to be licensed to ProShares with the initial description of the Index and in the “Description of the Index” section. Per our response to Comment 2, we have noted that the Index consists exclusively of ProShares ETFs with the initial description of the Index and in select locations of the Prospectus.

14.	Comment: Please disclose whether ProShare Advisors, the Fund or Morningstar intends to use “back-tested performance” of the Index (i.e., hypothetical performance of the Index prior to the Index’s inception date) in any marketing materials.

Response: Currently, neither ProShare Advisors nor the Fund intends to use “back-tested performance” of the Index in any marketing materials.

Comment from September 8, 2014

15.	Comment: Please disclose that the Fund will invest at least 80% of its assets, under normal market conditions, in alternative investments.

Response: The requested disclosure has been added as follows:

The Fund is subject to the Securities and Exchange Commission’s (“SEC”) “names rule” (Rule 35d-1 under the 1940 Act), and commits to invest at least 80% of its assets (i.e., net assets plus borrowings for investment purposes), under normal market conditions, in the types of securities suggested by its name and/or investments with similar economic characteristics. Specifically, the Fund will invest at least 80% of its assets, under normal market conditions, in alternative investments. “Alternative investments” for these purposes include investments in ETFs that employ alternative and non-traditional investment strategies or invest in alternative assets (e.g., assets other than traditional investments).

*     *     *     *     *

We hope that these responses and the accompanying revised disclosures adequately address your comments. If you or any other SEC Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang
ProShare Advisors LLC Vice President and Legal Counsel